Filed by Virgin Group Acquisition Corp. II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: January 11, 2022

Grove Co. Launches New Limited-Edition Collection with Interior Designer Jeremiah Brent

In its continued partnership with the renowned interior designer, Grove Co. and Jeremiah Brent introduce a collection of cleaning must-haves and home accessories dedicated to creating meaningful moments in the New Year

SAN FRANCISCO - January 11, 2022 - Grove Co., the flagship home care brand from leading sustainable consumer products company and Certified B Corp, Grove Collaborative, announces the launch of its new limited-edition Grove Co. x Jeremiah Brent collection. Following the success of the first collaboration in 2020, Grove Co. and Jeremiah Brent have come together again to debut a sustainable collection of home care products inspired by the interior designer’s own home and family life, and celebrates the ‘Art of Ceremony.’

The artfully curated limited-edition collection features a range of hand and dish soaps, dispensers, candles and home accessories, intended to be woven into everyday routines and transform even the simplest moments in your home into rituals of self-reflection and restoration.

“I am thrilled to be launching another beautiful and sustainable collection of home care products with Grove Co.,” said Jeremiah Brent. “For this year’s collection, I wanted to create a line of products and home accessories rooted in the Art of Ceremony. Every piece is tied to the opportunity and hope that you’ll create your own ceremony in your home, while making it easy to live a more eco-conscious life.

The tactile textures, lush scents, and serene colors of this collection are perfect for any home and create a fresh simplicity and reset after the indulgence of the holidays.”

The collection features purposeful materials such as marble and organic cotton, as well as 100% natural fragrances and clean burning soy wax. In keeping with Grove Collaborative’s commitment to move Beyond Plastic™ by 2025, the collection is also free of single-use plastic.

“Working closely with Jeremiah to craft the concept and design of these products has been such a pleasure, and we have been able to create something really special that is central to both of our missions and rooted in sustainability,” said Luana Bumachar, VP of Owned Brands + Innovation at Grove Collaborative. “This collection combines elevated designs, high quality and performance to create products that are better for our consumers and the planet. We are so excited to bring this collection to life as we enter the New Year.”

The collection includes 13 products ranging from $5.95 to $19.95. The signature scents exclusive to the collection are Himalayan Sea Salt and Sage, and Eucalyptus and Cypress.

The Grove Co. x Jeremiah Brent Art of Ceremony Limited-Edition Collection is available for purchase exclusively on Grove.com.

●	Hand Soap: Cleans and softens skin using 100% natural fragrance, $5.95.

●	Dish Soap: Grease-cutting formula works in seconds on 1000+ dishes using 100% natural fragrance, $6.95.

●	Hand & Dish Soap Bar: Plastic-free, high-sudsing bar soap that degreases dishes, cleans and moisturizes hands, $5.95.

●	Candles: Clean-burning soy wax candle that burns for 55 hours, $19.95.

●	Incense: One of Jeremiah’s favorites from the collection - a calming Himalayan Sea Salt & Sage incense, $9.95

●	Nested Marble Tray: Minimalist decor upgrade, $19.95.

●	Organic Waffle Towel: Custom-designed waffle-texture towel made from 100% GOTS-certified organic cotton, $7.95.

About Grove Collaborative:

Launched in 2016 as a Certified B Corp, Grove Collaborative is transforming consumer products into a positive force for human and environmental good. Grove creates and curates high-performing, planet-first products across household cleaning, personal care, laundry, clean beauty, and pet, serving millions of households across the U.S. With a flexible monthly delivery model and access to knowledgeable Grove Guides, Grove makes it easy for people to build sustainable routines. Every item Grove offers, from both brands they craft — like their flagship brand Grove Co., plastic-free, vegan personal care line Peach not Plastic, and clean skincare brand Superbloom — and from exceptional third-party brands, has been thoroughly vetted against strict standards for clean ingredients, efficacy, sustainability, cruelty-free formulas, and ethical supply chain practices. Grove Collaborative, a public benefit corporation, is on a mission to move Beyond Plastic and recently entered physical retail for the first time at Target stores nationwide. Grove is the first plastic neutral retailer in the world and is committed to being 100% plastic-free by 2025. For more information, visit grove.com/beyondplastic.

On December 8, 2021, Grove and Virgin Group Acquisition Corp. II (“VGII”) (NYSE: VGII), a publicly traded special purpose acquisition company (SPAC) sponsored by Virgin Group, entered into a definitive business combination agreement that will result in Grove becoming a public company. Upon closing of the transaction, the combined company will continue to operate under the Grove name and will be listed on the NYSE under the new “GROV” ticker symbol.

About Jeremiah Brent:
Jeremiah’s love of artistry and interiors first cultivated with furniture design. Expanding upon his technical skills, he parlayed his love of artistry and fashion into decor, quickly gaining notoriety in the interior design world. After founding his design firm in 2011, Jeremiah has transformed countless homes, restaurants, and public spaces across coasts. His "no rules" approach to California Modern style is inspired by the natural beauty of his home state and travels to the far reaches of the globe. Jeremiah curates his clients' homes to reflect those journeys and demonstrates that successful interior design is, above all else, a personal reflection of one's past, present and future. Featured in publications such as Architectural Digest, Elle Décor, Domino and Harper’s Bazaar, his work shows the effortless depth, fearlessness, and creativity behind his designs. With a keen eye for style and craftsmanship, Jeremiah has established himself as both a tastemaker and influencer continually inspiring those around him through various partnerships, television series, and branded collaborations. Alongside his husband and fellow interior designer, Nate Berkus, he launched television show “Nate & Jeremiah By Design” on TLC network which ran for three seasons. Brent was recently seen in the Netflix series “Say I Do” from the executive producers of “Queer Eye” as well as HGTV’s “Rock the Block.” Jeremiah returned to television with Nate on HGTV’s “The Nate & Jeremiah Home Project.” Jeremiah currently resides in New York with his husband Nate and their two children, Poppy and Oskar.

Additional Information and Where to Find It

In connection with the proposed business combination, VGII intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGII, and after the registration statement is declared effective, VGII will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGII’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Grove, VGII and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of VGII as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VGII, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGII’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGII’s shareholders in connection with the proposed business combination will be set forth in VGII’s registration statement on Form S-4, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGII’s directors and officers in VGII’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGII, which will include the proxy statement / prospectus of VGII for the proposed business combination.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of VGII and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGII and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGII or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGII stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGII’s filings with the SEC, and in VGII’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to VGII and Grove as of the date hereof, and VGII and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Contacts

JBC for Grove Collaborative

grove@jenniferbett.com